UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 14 March 2005 - 15 March 2005

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington, New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

Media Release

Telecom proposes GBP 150 million bond issue in UK Sterling market

14 March 2005

MEDIA RELEASE

Telecom proposes GBP 150 million bond issue in UK Sterling market

Telecom today announced it plans to raise approximately GBP 150 million (NZ$400 million) through an issue of debt securities in the Sterling market. It is proposed that the issue will be done under Telecom’s Euro Medium Term Note Programme.

Telecom’s General Manager Finance, Nick Olson, said marketing for the issue would commence on 21 March 2005.

“Telecom will use the bond issue to refinance part of the Euro denominated bond (approximately the equivalent of NZ$700 million) which matures in mid April 2005 and the repurchase of the NZ$150 million convertible note from Microsoft in February 2005,” Mr Olson said.

“This bond issue will also enable Telecom to further extend the average life of its debt liabilities.”

Mr Olson said Sterling investors had given Telecom a positive reception in the past and noted that although market conditions were favourable at present, a final decision to issue would be made following the roadshow.

Telecom has issued debt in Sterling in the United Kingdom three times over the past four years. The most recent issue of GBP (pounds) 125 million (15 year maturity) was executed in 2003.

Deutsche Bank and Goldman Sachs will manage the bond issue on behalf of Telecom.

For more information please call:

Phil Love

Senior Corporate Affairs Executive

027 244 8496 or 4989155

Phil.love@telecom.co.nz

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ Linda Marie Cox
Linda Marie Cox
Company Secretary

Dated: 15 March 2005